

June 9, 2011

Via Facsimile and U.S. Mail

Richard L. Franklin, M.D., Ph.D.
Executive Chairman
SyntheMed, Inc.
200 Middlesex Essex Turnpike
Suite 210
Iselin, NJ 08830

      Re: SyntheMed, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Amended May 27, 2011
              File No. 000-20580

Dear Dr. Franklin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is required, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Discounted Cash Flow Analysis, page 43

1.   We note your response to prior comment 3 and your disclosure on page 43 that Barrier's discounted cash flow model was based on forecasts provided by SyntheMed's management. Please revise your discussion of the discounted cash flow analysis to disclose the second sentence of the third bullet point of your response concerning the former CEO's belief that the forecasts provided to Barrier were not accurate and explain to us how the second sentence on page 2 of Barrier's opinion is consistent with Barrier's knowledge of the inaccuracies. Please revise to disclose all material assumptions used by Barrier to generate the product revenue figures. With a view toward disclosure, please also expand your response to prior comment 3 by

reconciling the product revenues used by Barrier and the forecasts provided by
SyntheMed on an annualized basis.

Independent Accountant's Review Report, page F-2

2.   We note that neither your Independent Accountant's Review Report nor your
Independent Auditor's Report on page F-14 was signed by your Independent
Accountant. Please revise the filing to provide reports from your accountant that are
signed. Refer to Item 2-02(a)(2) of Regulation S-X.

Note 11 – Restatement, page F-25

3.   We note that you restated your financial statements to properly record your liability to
the University of Glasgow at December 31, 2010. Please revise the disclosures to
explain in greater detail the nature of the error related to this liability and why an
adjustment was necessary to the liability balance. Refer to paragraph 250-10-50-7 of
the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

Richard L. Franklin, M.D., Ph.D.
SyntheMed, Inc.
June 9, 2011
Page 3

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   Keith Moskowitz, Esq. – Eilenberg & Krause LLP